Exhibit A

Husky Energy Advises of Chief Financial Officer Resignation

Calgary, Alberta (June 16, 2014) – Husky Energy Inc. advises that effective July 18, 2014, Alister Cowan, Chief Financial Officer, will be leaving the Company to pursue other interests.

“We appreciate Alister’s contribution to the Company during his tenure here and wish him every success in his future endeavours,” said CEO Asim Ghosh.

Husky is well-positioned to continue to execute on its balanced growth strategy. “We maintain a strong, investment-grade balance sheet to underpin our ability to consistently invest over the long term while delivering solid results to our shareholders,” said Ghosh.

An announcement of a replacement will be made in due course.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Kim Guttormson Media Relations Coordinator Husky Energy Inc. 403-298-7088